[Letterhead of Orrick, Herrington & Sutcliffe LLP]

December 9, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Credit Account Master Trust
American Express Receivables Financing Corporation III LLC
American Express Receivables Financing Corporation IV LLC
Registration Nos. 333-205964; 01-02
Amendment No. 3 to Registration Statement on Form SF-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation III LLC (“RFC III”) and American Express Receivables Financing Corporation IV LLC (“RFC IV”), as depositors to the American Express Credit Account Master Trust (the “Issuer”), transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 3 to the Registration Statement on Form SF-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle